Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File No.: 001-15577

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyTel, Inc. (“CenturyLink”) will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyLink and Qwest Communications International Inc. (“Qwest”) that also constitute a prospectus of CenturyLink, and will be sent to the stockholders of Qwest. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10-K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Qwest Employee Call

Moderator: Edward Mueller

May 20, 2010

11:30 AM ET

First Available for Replay on May 21, 2010

Operator:                               Good morning. My name is James. I will be your conference Operator today. At this time I would like to welcome everyone to the Qwest Employee Conference Call with Qwest Chairman and CEO, Mr. Ed Mueller. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you’d like to withdraw your question, press the pound key. If you’re listening to the call via the web based audio cast or viewing the sign language program via webcam and would like to ask a question, please email your question at employee@Qwest.com Ed will respond to as many email questions as time allows. Mr. Nick Sweers, Vice President of Corporate Communications will now begin the conference call.

Nick Sweers:                         Thank you, James. Welcome, everyone, to today’s call. Ed has a number of timely topics to cover today as he shares his perspective on Company news, including the recent merger announcement and our first quarter financial and operational results. We may use a number of non-GAAP financial metrics on our call today. A full reconciliation of these metrics is available on our website, specifically in the attachments to our May 5 earnings release and as time allows Ed will take your questions by phone and through the employee@Qwest.com email address as stated a moment ago. With that, Ed, I will turn it over to you.

Ed Mueller:                            Good morning. Thank you for joining us today. Last time we talked at the end of April we just announced our plans to merge with CenturyLink. At the time we weren’t able to take questions but today we can do that. Before I do that, a couple things I think will be of interest to you The first quarter results, update on our broadband stimulus application, our social media efforts, then we can get to the merger update.

Let me go to the first quarter results. We reported at the beginning of the month we had a very good quarter. We’re off to a solid start. As you remember, revenue is a big deal for us in this year but we’re also expanding our profit margins. Performance I think is attributed to the people on the call with a sharp focus on our initiatives and particularly in the revenue area. We saw notable progress. The business markets group had growth of 33% year over year in their IP service revenues. Congratulations.

Our continued fiber to the node footprint to build up our network folks and selling by our consumer mass market folks is proceeding along. We have 3.8 million residences now available for the fiber to the node and in the quarter 64,000 customers added high-speed internet services that use our fiber network. I would encourage you to continue to sell in behind that as well as I know we have a big effort in selling into the non-fiber to the node for our high-speed internet. It is our future and the combined efforts of the build out teams as well as the sales teams and actually the people who sell every day when they’re on their jobs are essential for our success.

We are improving interesting enough on the absolute number of access line loss, improved actually 22% from the first quarter of 2009. While access line loss, the actual loss is still continuing but improving, I want to remind everyone that we are a high-speed internet broadband Company. Anything we can do to stem the loss on access lines is a plus but our real push is on high-speed internet. We also have a backhaul where services — Roland (ph) and his team are getting the benefit of the data explosion in wireless so our sales side fiber to the cell site activity, again, a combination between our network folks and our sales teams is real encouraging. The balance sheet was again strengthened for our financial flexibility. In February we announced that we would reduce our debt by $3.5 billion through the first quarter of 2011 and so far the Company has reduced $1.5 billion worth of debt. Congratulations. That’s a team effort with our finance group as well as everybody who produced the results that let that happen.

A few words on our broadband stimulus. If you’ve kept up or haven’t in March we filed an application for a $350 million Federal stimulus grant. As you remember we passed on the first go around but the second one we were able to get the rules really more favorable to make this a financial winner. So, we have applied for $350 million. You might not know that 150 Federal, state, and local elected officials and organizations have written letters in support of our rural broadband application. We know that if we get that grant, we’re the very best to build it out and provide the service. If the grant was awarded, we on our own would commit to spend approximately $120 million toward this effort. It would bring the speeds offer between 12 and 40 megabits per second. This is not a light effort. We appreciate all the preliminary work that went into this. We hope that we’re awarded that stimulus money. We won’t know until the end of September. That’s probably the best case of who gets the money. But keep your fingers crossed. We’re looking forward to getting a positive response.

One highlight we did at our annual meeting, we brought in nine or ten employees that use the Talk to Qwest which is an effort to speak out to our customers. It was a program that now is anniversaried. This is our first anniversary. What I like about this is it’s in the vein of how people do business today. It was an idea about social media, how to communicate with customers on their terms. The pilot was called Talk to Qwest. I want to say this is an example of trying to get in sync with how customers do it, particularly younger people. But social networking, blogging, Twitter, and all that truly is not just a young person. It’s a trend that’s here to stay. Congratulations for our team, all those that worked on Talk to Qwest and if you need more information it’s available to you either through your supervisor or through the queue or any of the information we have. But thousands of customers are interacting with us this way and I think there are just more to come. This is a really positive item for us.

On the merger update, we’re sending letters out. Glen Post, the CEO and President of CenturyLink and I sent our first update on activities toward the merger plan. I know there’s probably a lot of questions that we’ll get to on that. There’s been a lot of progress. We won’t have all the answers but I think we’re further along than when we talked last time. Integration is — let me remind everybody first, we run our companies separate. So, we’re not allowed to run each other’s Company by law and shouldn’t. We run our companies as if this merger would not occur. It’s very important that most of us keep our head in the game and on our budgets and the efforts we’re trying to do here.

But we are allowed to begin integration planning. We have named Matt Rotter to lead the Qwest side of this effort and a lady, Maxine Moreau who did the Embarq work for CenturyLink will be Matt’s counterpart. We have filed applications with the FCC. We’ve filed a notification to the Hart Scott Rodino which is an antitrust review by the Department of Justice and we’re proceeding with other filings in the state. As you know, you need the Department of Justice, the FCC at the Federal level, and state approvals to move forward with the merger. We’ll keep moving on. We’ll file in more than 20 states. And we will conduct business as I said before, normally. But the planning is beginning.

A leadership team from the new Company is still being worked on. Some announcements have already been made as you saw in the press release and more to come. We expect that will get done in the near-term. There will be also additional decisions to be made but they will be later in the year. I do want to say again that I think the CenturyLink Qwest merger is good for the shareholders, good for the employees, and good for our customers. If you read the press releases and particularly what we said in our earnings report, the stronger we are financially and these two companies do not overlap, the better we will be in providing a strong Company that helps our employees as well as our shareholders and our customers benefit from that.

We have some new strategic opportunities because we’ll be bigger. We bring partners. They bring partners. We can talk about that in the Q&A if you like. Again, as we move towards close, let me remind you how important it is to operate as a separate Company. Until the merger agreement gets finalized and approved, our execution won’t change. I want to emphasize that all the work you do today will benefit us going forward.

With that, Nick, I’d love to turn it back to you and go to questions.

Nick Sweers:                         Thank you, Ed. As a reminder, to ask a question by phone, please press star, then the number one on your telephone keypad. If you’re listening to the audiocast or watching via webcam on your computer, you can email your question to employee@Qwest.com. We will take as many questions as time allows. The first question I have, Ed, actually came before the call but I think it’s a good one. It’s from Mike in Denver. Can you talk about what the new Company name will be and our strategy for branding the combined Company?

Ed Mueller:                            Part of the answer to that is we don’t know. That’s probably the main answer. However, Stephanie Comfort who runs our strategy and myself were in CenturyLink Monday down in Louisiana. This was a big topic. The thing I’m encouraged about is for that topic, CenturyLink really wants to know what our research said. They want to know how we look at our customer base both in the business as well as the residential. They have research. That will be part of our transition and I think it’s encouraging that both parties will bring their information before we decide the name. I would say to you that it’s more important than what the name is. It’s how we go to market, how we build the name, what our taglines are, what our real belief is in the marketplace and I’d try to encourage you not to get too hung up on whether it’s a Q or a C or and L or a T. So, with that, more to come. Matt will be working on that.

Nick Sweers:                         Thank you. Another question that’s come in is from Monica in Denver. I understand that CenturyLink it pursuing IPTV. What will that mean for our partnership with Direct TV? Will we need to start pursuing franchise agreements?

Ed Mueller:                            That’s a good question. IPTV for those that need a refresher course just means the internet is providing the backbone for TV. There are different ways to provide that. You can go to YouTube. You can go over your internet sites. You can go to Hulu and other places to get TV. Or there are delivery mechanisms. AT&T uses what they call Uverse. Verizon uses FIOS. They are different backbones. But what they are is traditional linear programming as we would do with Direct TV. CenturyLink has provided, what their IPTV strategy is they do have a linear programming solution. It runs over a network that’s fiber based. So, they’ve already invested in that.

If you recall, Qwest had invested in Choice TV that did run over our network but we would’ve had to make significant investments to upgrade to an IPTV traditional strategy. We chose not to do that for financial reasons. Not necessarily marketing reasons. We wanted to get to a place where our fiber to the node could provide really over the top TV and the things I reference before. Since they have that and Bob and his team has it operating, this is a nice fit with first our backbone, but it’s a really nice fit where customers would rather have linear programming. We should be proud that we built the backbone. This merger will allow us to do that. How big that will be is yet to be determined, but it’s nice to have that in there as a product set and the other nice thing is the incremental investment to bring that to market is minimal.

Nick Sweers:                         Thank you. The next question comes from Michael in Denver. With the merger of Qwest and CenturyLink, isn’t the lack of a wireless product offering a concern?

Ed Mueller:                            We hear about that a lot. As you know we use Verizon. CenturyLink is really - the two big partners we’ve had that benefit this merger are Direct TV and Verizon’s wireless. Yes. We’re always concerned. But I would say to you today there’s concern even on the wireless, particularly for voice. The wireless carriers aren’t added voice customers. That’s for the first time since wireless was produced.

The next big wave will be data. Our contract with Verizon, Verizon’s continued emphasis on their network I think is encouraging for us. More to come on that. I think it gets less and less important every day, particularly on the voice wireless. Data wireless is where it’s at. That’s why Roland’s been able to secure fiber to the cell. It’s an explosion. Devices have become the way you go to market. An example of the latest one being the iPad. It’ll be a mix of what I think Wi-Fi in the home and industrial strength Wi-Fi in the home as well as probably the 4G services and wireless will make a difference. I think we’re not near as disadvantaged as people would’ve thought three or four years ago.

Nick Sweers:                         Okay. Thank you. Again, as a reminder to those of you on the phone and online and by the way there are thousands of you, if you’re listening on the audiocast or watching via webcam you can email your question to employee@Qwest.com or if you’re on the phone you can press star, then one, and we’ll take your question. The next one comes from Steve. Don’t have a city for him but it’s a great question. As far as employment opportunities with the merger, the following is stated below on the website. During the integration planning process, senior leaders of the combined Company will be named. They in turn will name their direct selections and this selection process will continue until the organizational structure of the combined Company is completed. Can you expound on that? Does this mean that this process will continue to the lowest level and we may not have a job when the companies are combined based on structure, location, and what is in place?

Ed Mueller:                            My answer to the last part, that is true. There will be some employees that due to this merger will not have a job. But as we work through there, I’d like to remind you that — let’s think of it as our customers. Most of the work we do, first, doesn’t overlap from the customer side. So, as we go to market it will be business as usual for going to market. We always match force the load. We’ve been doing that ourselves. That will continue both in our territory and CenturyLink’s territory. As we work our way down for jobs, we will let people know when appropriate. The simple answer is we’re working our way through the integration teams. This is part of what they do. And we’ll have more to come on that as we get further down the road.

Nick Sweers:                         Another part of that question is also will we have to reapply for our position when this process is complete?

Ed Mueller:                            No. We won’t have to do that.

Nick Sweers:                         I think the job question is going to be asked quite a bit. I don’t know if you want to expound on it?

Ed Mueller:                            We do have plans in place for severance. I think we have very generous plans, actually. Both sides are very concerned, obviously, of how our employees will take this. I’ve been through this one or two times myself. I said this early on. I think obviously it’s hard. Let’s put that out there. It’s not easy. But in the end I think it works out better than most people think in the beginning. So, I’ll just leave it at that. Rest assured both CenturyLink and Qwest are very concerned with how to handle each employee and what it means to them and their future.

Nick Sweers:                         Thank you. Next question comes from Cheryl in Denver. What is the size of CenturyLink’s IT department? Do you think there will be a significant impact to those of us providing desktop support?

Ed Mueller:                            I don’t know the answer to that, Cheryl. Matt and his team will look at that. IT is probably the least known or least worked on at this point. We will integrate together. There has been a meeting. I think you should know though that you don’t flip IT systems over night. We will work for the best systems. Systems are a good chance in a merger to make some progress. We’ll look to the best practice in each on e. I think we’ll start the integration plan and once the plan’s known then we’ll know what happens to each system.

Nick Sweers:                         Next question comes from Quentin. His question is on the announcement day of the merger, the value of Qwest shares was at $6.02 per share. Today we’re around $5. Why wasn’t the merger contract priced at a fixed price?

Ed Mueller:                            The structure of every deal depends on what we think is best for our shareholders. So, in this case, we negotiated an exchange rate for every share we have when the new Company is formed. That’s 0.1664. So, our share price will depend at close on what that exchange ratio is based on CenturyLink’s stock price, not ours.

Nick Sweers:                         Thank you. Next question comes from Larry in Denver. As a management employee, my wages have been frozen. What is the plan for salary treatment at appraisal time for 2010?

Ed Mueller:                            That’s not yet been determined. We’ll do what we think is best for both providing service as well as our shareholders.

Nick Sweers:                         Again, if you’re on the call you can press star one to ask a question. We’d be more than welcome to take that. Also, if you’re online, continue to send questions at employee@Qwest.com. Next question is not merger related. It’s from Hal in Denver. I’ve been trying to get Qwest high-speed service for years. My neighborhood has been left in the black hole. What do I have to do to get service here in a major market?

Ed Mueller:                            I think you should talk to Bob Tregemba. Obviously he’s discriminating against that neighborhood. I don’t know the answer to that. Bob, maybe somebody can — he’s sitting next to me. He can answer that.

Bob Tregemba:                     Yes. We continue to work with the marketing department to put our investments where they think they can have the best opportunity to sell. We do have lots in the Denver footprint for example, all kinds of places where people cannot get it but their neighbor can get it across the road or they can only get 1.5 mb and somebody down the road can get 40. So, it’s one of those. It happens to be wherever you live. We look to make the investment decision in concert with the consumer group. If you have a specific address, just to make sure it hasn’t gone through the cracks, if you could send me your address or your telephone number and we’ll make sure we have the team take a look at that just to be sure we haven’t missed something we need to get on top of. Thanks for the question.

Nick Sweers:                         Thank you, Bob. Next question comes from Denise in Seattle. She actually has two great questions. The first one, is it true that CenturyLink partners with Dish? If so, what impact does that have on the partnership we have with Direct TV?

Ed Mueller:                            Our Direct TV partnership, we continue on. We love our partnership with Direct TV. We’re not familiar — at least, I’m not personally familiar with the Dish contract and the terms that CenturyLink has. But I’ll assure you that we’ll do what’s best for our customers.

Nick Sweers:                         The second part of her question is if we don’t retain the Qwest name and logo how does that affect the corporate sponsorships such as Qwest Field?

Ed Mueller:                            If there’s no name or logo, there’s no Qwest Field. Generally how this works is it gets the new name. I don’t know all the contracts but in my past lives, once you — there’s transferable rights. Whatever the new name would be, that would be the new name of the field.

Nick Sweers:                         Next question comes from Jarrod in Montevideo, Minnesota. Will there be a VSPT offer before any force adjustments? Based on the merger will there be a severance program before?

Ed Mueller:                            I don’t believe so.

Nick Sweers:                         Okay. Next question is from Carrie in Denver. Does CenturyLink have a training center like ours in Lakewood, Colorado? What’s the future of technical training in the combined Company?

Ed Mueller:                            I’m not personally familiar with that side. Maybe Bob is?

Bob Tregemba:                     They do not have a similar sort of facility as Lakewood. In fact, we’ve had a couple of sessions at Lakewood where their team has been there. Stewart Ewing and Maxine Moreau who Ed referenced. Matt and Joe had them out for a conference last week. They were very impressed with our facilities and the capabilities that are there and so forth.

I think one of the things we need to keep in mind here is when you put these business deals together you do the due diligence on the operations side of the business sufficient to be sure that you test each other’s opener, so to speak, but we haven’t had the opportunity to explore what needs to happen in the trenches in many, many aspects. This training is a good issue. They loved our training center. It would surprise and shock me — I can’t tell you that it won’t happen — but it would surprise and shock me that we wouldn’t continue to have a training center and the attendant kind of satellite centers that we have, the emersion centers that we’ve put in the field where we’re putting in game consoles and so forth for our technicians to be able to get a feel for those and do those kinds of things.

All those kinds of things are things we have a leading edge on for the industry, not just as it relates to CenturyLink and a Qwest deal. I feel very confident that all those assets and those good programs and process will continue on kind of a business as usual basis. I don’t have an absolutely rock solid guarantee, but I tell you what my intuition is and how I would position it on Qwest’s behalf as we go through this transition process. I just wanted to back up on one question here. A second ago, I think it was a two part question. It was the business that Ed referenced, the MSP program, should people have to leave the business. That’s an absolute. Rich has been here with us and certainly is a rock solid program that we have in place and certainly will be in place throughout this.

To the question on the VSPT, one of those things, for those of you in the field and the network organization, I speak specifically to, Ed mentioned earlier about the force to load kind of thing. It is absolutely incumbent upon us to continue to have a revenue stream sufficient to be able to match our work and our forced load. We’ve got lots of things in front of us. Fiber to the cell site, all kinds of things going on in the business and the consumer folks and the business folks and the wholesale folks are really working hard to bring continued revenue in here. But if at some point in time that slips below where it is that we have to have then we traditionally have offered a VSPT before we get into any sort of involuntary downsizing opportunity. So, just wanted to go back and touch on that because it has been a tradition at network. I know all the folks listening on the call from there and that will probably be the same kind of model that we’ll follow in the future as well.

Nick Sweers:                                                                          Thanks, Bob. Next question comes from Sue in Denver. With the corporate offices moving to Louisiana, do we have any more information about how much of the Qwest corporate offices will need to relocate? If so, has thought been given to how Monroe could absorb such a large influx of Qwest employees?

Ed Mueller:                                                                                 That’s what the transition teams are about. So, more to come on that. It’s too early for that one.

Nick Sweers:                                                                          Next question is actually on the phone. It’s great to have someone call in. Dale from Phoenix. Go ahead.

Unidentified Speaker:                            Thanks for taking my call. I’m just wondering if you have any idea what the plans as far as CenturyLink in terms of integrating the CPE services that they sell in conjunction with the services that Qwest has available?

Ed Mueller:                                                                                 Dale, good morning. I don’t know that answer. As Bob referenced, one of the transition, probably the biggest decision to be made by the transition team is what’s the best practice in each area. So, we all go to market a little different even though we provide similar services. I think if they have a better practice on this and it’s shown by primarily — or almost entirely by the customers what they take or don’t take and the markets they serve, we would look at that and vice-versa.

Nick Sweers:                                                                          Thank you. We have another person on the phone. Great. David from Fairfax, Virginia, go ahead.

Unidentified Speaker:                            Thanks for taking my call. Can you address the QGSI Federal government DoD group post-merger as best you know it today?

Ed Mueller:                                                                                 Okay, David. We have publicly as well as committed to emotionally that our BMG group which is very, very strong will stay intact and be run by Chris Ancell. So, I don’t know the specs of each one but I would say I’d handicap this high handicap that we are so successful here that business as usual in our BMG group is very, very important.

Nick Sweers:                                                                          By the way, to employees who are on the call or online, we’re getting a lot of questions about specific HR questions. We’ve posted about 11 different Q&As on the Q that you can refer to, everything from severance policy to what it means for employees. So, I encourage you to go to the Q and look at those questions as well. The next question comes from Darrell in Olympia, Washington. I have CenturyLink operating all around my areas and they specialize in rural operations. Are they going to sell off metro assets and stick with what they do well or venture into metro operations?

Ed Mueller:                                                                                 Nobody can predict the future. But we put these two companies together because we want to be a bigger Company to start with. Secondly, when they bought Embarq a couple years ago, they’re anniversarying their integration. They’re not just a rural carrier. They have Las Vegas, Central Florida, and they’re doing very well with them, I might add. If you believe they’re just a rural carrier, that’s obviously their roots but I think they’re much bigger than just a rural carrier.

Nick Sweers:                                                                          Thank you. Next question comes from Karen in Denver. What becomes of our Qwest stock options that cannot be exercised with the merger?

Ed Mueller:                                                                                 For the options, that depends on what the terms of the options are. That will be converted to CenturyLink or they’ll be cashed out. Either way. There will be no more Qwest options.

Nick Sweers:                                                                          Thank you. We have someone on the phone again. Congratulations, Michelle from Dublin. Go ahead.

Unidentified Speaker:                            Hi. This is interesting because I’m a CenturyLink customer in a rural area of Ohio. It’s been interesting to go from Sprint to Embarq and now, maybe, Qwest. My question is when do we have an idea of timeline of what our new name or logo will be?

Ed Mueller:                                                                                 That’s a good question. Like I said, there is the question of what it should be but what we’ll stand for. I’m going to say it could be as late as right up to the merger. Or it’s possible to go past the merger because we have systems that have to be converted as you well know. I don’t know how long after the Embarq transaction, they’re just now converting systems in the Carolinas. That’s a year after Embarq. So, I think there’s much more time to go by here before the decision is made and then certainly how you convert.

Nick Sweers:                                                                          Thank you. Our next question comes from Sonja in Denver. Is CenturyLink supported by a union? If so, who is that union and local ID?

Ed Mueller:                                                                                 They have the same as we do — CWA and IBEW. Approximately 38% of their workforce is union. We’re very similar in that regard. I think both believe that the partnership with our union is essential and very good.

Nick Sweers:                                                                          Thank you. Next question comes from Carl in Waterloo, Iowa. Does CenturyLink provide its own directory assistance and operator services or do they outsource?

Ed Mueller:                                                                                 I don’t know that question. If anybody — I don’t know the answer. Bob, do you know? Carl, we’ll get back to you. That’s a good one to post on the Q I think.

Nick Sweers:                                                                            Thank you. The next question comes from Richard in Minneapolis. We’ve been hearing that CenturyLink outsources its network surveillance and support. Will the new Company go with the outsourced model or use the Qwest model.

Ed Mueller:                                                                                 I’ll let Bob answer that one.

Bob Tregemba:                                                             They do have an outsourced model in part of the operations that they took over for Embarq. As a matter of fact, Amador Lucero and I flew to Kansas City about a year and a half ago to look at that model because we had some conversations with the Embarq people at that time. They found that to be a cost effective way of doing things. They had — what they did was actually a complete transfer of some people to Nokia-Siemens who took it over. We’ve evaluated that any number of times and have not seen the same value that Embarq did at the time. It was an Embarq decision, not a CenturyLink decision. And in the preliminary, very, very preliminary discussions about that, we haven’t gotten down into the detail that would shed any light on whether or not that model seems to work in a longer period or a bigger period of time. But our initial response inside Qwest over the last 18 months has been no, we would continue as we currently are.

Nick Sweers:                                                                          Thank you. Next question comes from Carolyn in San Antonio. With Qwest being a high-speed internet Company and VoIP being an internet service is there a reason why we are not actively marketing our consumer VoIP product?

Ed Mueller:                                                                                 The answer is yes because we don’t have it. We have to study that. If you’re in San Antonio you know we have a BVoIP, a business VoIP that we’ve put in. Congratulations to the network team. It’s not easy, by the way. Deciding where to put it and how to put it and what to invest in, it’s a trade out technology. And so, it’s a big, big decision. This whole area is really being, as we speak, explored by a lot of vendors. So, the right vendor choice, the big decision there, we don’t see at this point having to make that decision right now just for voice but there are other reasons to make that decision and we’re studying it.

Nick Sweers:                                                                          The next question comes from Angela. She has a question. What is CenturyLink’s commitment to diversity practices and what effect will the merger have on employee resource groups?

Ed Mueller:                                                                                 I’d like Rich Baer to handle that one. Thanks.

Rich Baer:                                                                                        They’re very committed to diversity from the top to the bottom of the Company. So, we don’t expect any change there whatsoever. As the employee resource groups, we haven’t spoken to them specifically about their plans there. Excuse me. But I don’t expect any dramatic changes there at all.

Nick Sweers:                                                                          Thank you, Rich. Next question comes from William in Minnesota. If layoffs are to be done will the companies be merged and the seniority list integrated first before a force reduction is announced?

Ed Mueller:                                                                                 I don’t know the details of that. That’s yet to be worked out. Rich may have some information on that. I don’t know. But I think it’s a little premature to have that one.

Rich Baer:                                                                                        Yes. Of course we’ll abide with the contract and the terms of the contract for represented employees. We’re not going to vary from that.

Nick Sweers:                                                                          Thank you. On that same note and this is question we’re hearing a lot in corporate communications, are there any organizations within Qwest that are more in jeopardy than other organizations once the merger happens as far as job loss goes?

Ed Mueller:                                                                                 I think the obvious ones are corporate headquarters where you have joint duties. I mean, corporate headquarters has finance duties, corporate communications, legal, strategy and those kinds of things. There is duplication. The usual operations that do that would be impacted the most based on having only one headquarter.

Nick Sweers:                                                                          Thanks. Next question comes from Nathan in Phoenix. Can we get more information on the existing CenturyLink benefits and the existing organization of CenturyLink?

Ed Mueller:                                                                                 Probably not. To the degree that it’s public information on their web or that you know public information, yes, I think the transition teams it will be part of their job to get that and as we know that we will put it on the web. But just knowing it is not as important as what’s going to happen going forward. Rich, do you have anything on that?

Rich Baer:                                                                                        No. That’s what the integration team will be focused on, of course. But it is important to remember that for a year after the closing, CenturyLink has committed with respect to management employees to keep their benefits and compensation comparable. That’s an important commitment on their part that we can all count on.

Nick Sweers:                                                                          Again, to remind employees on this call, if you go to the Q, our internet, you’ll see a lot of answers to the questions you’re asking. But this one pops up a lot as well. If we decide to apply for CenturyLink position at this time, will our time and title be considered? Do we go through the same process as a non-employee?

Rich Baer:                                                                                        That’s a good question. We don’t have a process yet for Qwest employees at this point to be applying for jobs at CenturyLink. We’re going to work that through over the next few months.

Ed Mueller:                                                                                 I think it should be said again, we’re operating our companies separately. So, to the degree, as if there were no merger and you did that, probably the same rules apply until we get to the end and if that changes we’ll let you know.

Nick Sweers:                                                                          Thanks. Another branding question from Darcy in Denver. Back to branding, given the future focus of Qwest business’s HSI and CenturyLink given the merger, all the modems in customer’s homes are branded Qwest modems. Should the name change will there be an effort to replace all these modems as a result of the merger?

Ed Mueller:                                                                                 I certainly hope not.

Nick Sweers:                                                                          It’s a good question. A lot of people asked that about the Qwest brand and what happens with the brand.

Ed Mueller:                                                                                 There will be some overlap but we’re not going to spend money foolishly.

Nick Sweers:                                                                          Again, if you’d like to make a call, press star and one and you can talk to Ed on the phone. One question from Raj in Dublin. What is our combined Company strategy with Verizon when Verizon is not actively pursuing the 4G initiative and already losing customers to Sprint in that space? Shouldn’t we think about reevaluating our partnership to expand the wireless data part which has future potential?

Ed Mueller:                                                                                 Verizon, I’d be surprised if Verizon is losing much to Sprint. That’s not what the public information is. The 4G network, Verizon is hugely committed to their 4G network. They’re laying out really a strong plan in their markets which overlap our markets. I fear not that we won’t be in a better position with Verizon.

Nick Sweers:                                                                          Thank you. Next one is from Karen. Normally we start off broadband planning for the next six months in advance. How do you see that changing this year since the merger is planned for early next year?

Ed Mueller:                                                                                 Planning will be just like it’s always been. Remember, we’re not overlapping territories here. So, Bob and his team and Dan and his team is selling business as usual. We really believe that the combined Company will be better off by us doing this.

Nick Sweers:                                                                          Thank you. We’re seeing a lot of questions on this. Why is our stock trading so far below its conversion price? This is from Allen. Is the merger status on shaky footing?

Ed Mueller:                                                                                 The answer to the latter is no. The answer to the former is there are financial and we could get into a long discussion of this, but there are arbitrage, people who invest and as the merger gets closer this will get right on 0.1664 to the CenturyLink stock. There are those, I would assume, that could possibly think that the certainty of close is less than we think. They may be trying to take advantage or may think they have an advantage in the market. That’s something we don’t control. We don’t monitor, nor do we worry about it. Our goal is to get this closed and we believe it will get done.

Nick Sweers:                                                                          Thank you. We have Gary on the phone from Minnesota. Go ahead.

Unidentified Speaker:                            Thanks for taking my question. I was wondering if CenturyLink has a managed services offering, whether it’s in sourced or outsourced, and how it compares to Qwest’s?

Ed Mueller:                                                                                 I’ll give that to Bob but let me take the strategy part of that first. Managed services, if you saw our presentation in New York to our analysts at our investor day, managed services is one of our three big pushes. Bob can talk about the hosting center, but managed services is more than just hosting. It’s in the cloud, all those kinds of things. CenturyLink is equally interested in this. So, I think together, this is not sorted out in the marketplace, by the way, but together we are fully aligned strategically at this important part. Bob, do you have anything to add to that?

Bob Tregemba:                                                             I think Ed touched on the hosting which is where we’ve done a lot of the managed services work that we’ve done. As late as this morning, Chris Ancell and I were talking about the managed services and the need to continue to push that. They have — CenturyLink’s customer base is obviously much less enterprise centric and more focused — I think we’ve talked about it a couple of times in the consumer space as opposed to the small business and the mids and so forth. We see some continued wonderful opportunity in the managed services space and want to push it every chance we get. So, we’ll be ready for it as we’re able to sell it.

Ed Mueller:                                                                                 I will say, adding to Bob’s comment, as we were pursuing the merger and looking at each other’s companies, CenturyLink was very impressed with our business markets group and how it performs and where we are. That’s a plus that they believe we bring to the party.

Nick Sweers:                                                                          Thank you. We have another person on the phone. Merck (ph) in Pueblo. Go ahead.

Unidentified Speaker:                            Good morning. It’s a two part question. CenturyLink. if they’re continued a rural service provider, are they part of the USDA RUS, rural utility service program? If they are, how does that impact the stimulus money for an expansion of the broadband to the rural?

Ed Mueller:                                                                                 They are part of it because of their rural nature. They get USF funding. They get significant USF funding. They also — I’m not really familiar, maybe Bob is, on what they’ve done on their stimulus money. I believe they’ve applied for some. I don’t know on the second round. Maybe Bob knows that. So, to the degree that they get USF funding and part of our US, that’s a good thing. I think we’ll benefit from some of that.

Bob Tregemba:                                                             It’s been mentioned a couple times. We have the obligation to run our companies separately. The decision on stimulus money for the second round will be made in September. So, we’ll have a Qwest decision about Qwest investment that Ed touched on in his opening remarks, way before the merger will actually close. As to CenturyLink’s specifics around their filings, I’m not familiar with that. Like I said, we need to focus and do intend to focus on what it is that we’re able to get or not get or agree or not agree with the conditions imposed by accepting stimulus money.

Nick Sweers:                                                                          Thank you. Again, if you’d like to ask a question on the phones, star one or online, employee@Qwest.com. We’re getting pretty close to end but we’ll take a couple more questions if you have them. We’re getting a lot of benefits questions that are still coming in. Again, we’re going to be posting more information on the website to answer specifically about those questions. The next question comes from John in Denver. Ed, could you speak to the complementary relationship that new Company will complete knowing that CenturyLink’s focus is residential rural and Qwest’s focus is HSI business.

Will there not be new positions for Qwest business employees in rural residential service areas on the business side of the house and for CenturyLink on the business side of the house because those markets have not been served?

Ed Mueller:                                                                                 I think that’s what the transition teams do. I think we’ll decide as we go forward. That’s a good question but way too early to answer.

Nick Sweers:                                                                          Thank you, Ed. Thank you, everyone, for your participation today. With that, Ed, I’m going to turn it back over to you for a quick wrap-up.

Ed Mueller:                                                                                 First, thanks for the first quarter. Thanks for all the teams working. I know I’ve said this before, I know there’s a lot of anxiety and some of it depends on where you are and your job and what you’re trying to get done. I will say as we know more, we share more, what we try not to do is speculate. It was said over and over again that we run our companies separate. I don’t think that can be emphasized enough. Our budgets are our budgets. Our go-to-market is our go-to-market. How we handle the day in and day out part of our job needs to be paramount. Continue doing that. As we do well this year it makes a better Company going forward, as well as CenturyLink does, it makes a better Company going forward. But I’m convinced that this is good for our shareholders, employees, and customers. With that, I look forward to the next update. We may know more. As we know more, we’ll share it with you. So, have a good and safe day and thanks for being on the call.

Nick Sweers:                                                                          Thanks, Ed. I’ll hand it back over to you, Operator.

Operator:                                                                                            Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may now disconnect.